UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 0-26046

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China Natural Resources, Inc.

(Translation of registrant’s name into English)

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Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒.

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-__________.

Consummation of Sale of $35 Million in Common Shares and Warrants

On August 24, 2007, China Natural Resources, Inc. completed the sale to six non-U.S. persons of an aggregate of 2,187,500 units, each unit consisting of two common shares and one warrant to purchase one common share, for a purchase price of $16.00 per unit, or an aggregate purchase price of $35 million. Each warrant entitles the holder to purchase one common share at an exercise price of $10.00 per share for a three year period commencing August 24, 2008. The Company’s entry into subscription agreements relating to the sale of units was disclosed in Form 6-K filed on August 8, 2007.

No commissions or other compensation were paid in connection with the sale of the units. The units were sold pursuant to the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

On August 24, 2007, the Company issued a press release disclosing that the Company had consummated the sale of the common shares and warrants. A copy of that press release is furnished as an exhibit to this report.

Exhibits

Exhibit	Description

99.1	Press Release dated August 24, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

By:	/s/ LI FEILIE
Li Feilie
President and Chief Executive Officer

Date:  August 24, 2007

EXHIBITS

Exhibit	Description

99.1	Press Release dated August 24, 2007